UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 22, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

Today, Inmobiliaria Almonte S.A.C. ("Almonte") - subsidiary of VIVA GYM S.A. – subscribed, as a sign of acceptance, a conditional binding offer proposed by the company Promoción Inmobiliaria del Sur S.A. ("Prinsur") regarding the sale of certain properties owned by Almonte. These properties are part of the industrial and logistics center project called "Almonte" located in the district of Lurín, in the province of Lima. The purchase price included in the offer is of USD 100'000,000.00.

The transfer of the aforementioned properties obeys the ordinary course of Almonte's businesses.

Also, regarding the Relevant Information Communication published today by Inversiones Centenario S.A.A. – which is company of the same economic group of Prinsur -, we comply with ratifying what is stated in said document regarding our acceptance of the aforementioned offer and the terms and conditions of the transaction referred by Inversiones Centenario S.A.A.

Finally, we inform that we will communicate the conclusion of the process of transfer indicated above.

Sincerely,

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: March 22, 2018